Filed pursuant to Rule 425
                                   and deemed filed pursuant to Rule 14a-12

                                   Subject Company: Oriental Wave Holdings Ltd. Filing Person: Dragon Pharmaceutical, Inc. File No.: 0-27937


                Dragon's Recombinant Erythropoietin (EPO) Product
                       Receives Market Approval in Ecuador

Vancouver,  BC- July 16, 2004. - Dragon  Pharmaceutical  Inc. (TSX: DDD; OTC BB:
DRUG; BBSE: DRP) today announced that Dragon's recombinant Erythropoietin (EPO) product has been approved for sales and marketing in Ecuador by its Ministry of Public Health. In addition to China, India, Egypt, Brazil and Peru, Dragon's EPO is now approved and marketed in six countries in Asia, South America and the
Middle East. Additional regulatory approvals are expected among other non-patented countries.

"It is very encouraging to Dragon because the market approval in Ecuador for our EPO represents a valuable validation to our ability to commercialize the product internationally outside of China. As part of our initiatives as evidenced in the proposed acquisition of Oriental Wave Holding Limited and in-licensing of the G-CSF product from Zhongkai Bio-Pharmaceuticals as previously announced, we will continue to leverage our regulatory and marketing expertise and partnership to commercialize more pharmaceutical products internationally." said Dr. Alexander Wick, President and CEO of Dragon. "While we continue to achieve momentum in obtaining market approval among non-patented countries, we are also focusing on the final preparation to enter the European Union market."

About Dragon Pharmaceutical Inc.
--------------------------------
Dragon Pharmaceutical Inc. is an international bio-pharmaceutical company headquartered in Vancouver, Canada, with a GMP production facility in Nanjing, China. Dragon's EPO is currently approved to treat anemia due to renal failure and surgery in 6 countries: China, India, Brazil, Egypt, Peru, and Ecuador. Additional regulatory submissions are in progress throughout Central and Eastern Europe, Asia, Latin America, the Middle East and Africa and the Company is in the final preparation to enter the European Union market.

Dragon Pharmaceutical Inc. announced entering into a definitive agreement to acquire Oriental Wave Holdings Ltd. The proposed acquisition is subject to a number of conditions including regulatory and shareholders' approval. If the proposed acquisition is consummated, the combined company will have diverse and proven product lines under 3 divisions: Pharma division for prescription and over-the-counter generic drugs, Chemical division for bulk pharmaceutical chemicals such as Clavulanic Acid, 7-ACA and sterilized bulk drugs and Biotech division for EPO and in-licensed G-CSF. For details, please refer to the press release on June 14, 2004 - "Dragon and Oriental Wave Announce the Signing of Definitive Agreement to Create a Competitive and Growth Oriented Pharmaceutical Company"

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

Dragon Pharmaceutical Inc. also announced the exclusive worldwide, outside of China, in-licensing distribution rights for the rHu G-CSF from Suzhou Zhongkai Bio-Pharmaceuticals. For details, please refer to the press release on April 22, 2004 - "Dragon Announces Worldwide Licensing Rights, excluding China, for Recombinant Human Granulocyte Colony Stimulating Factor"

For further information, please contact Garry Wong (email: ir@dragonbiotech.com) at (604) 669-8817 or North America toll free at 1-877-388-3784 or visit our web site at www.dragonpharma.com or www.dragonbiotech.com.


Forward Looking Statement:
Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements, other than historical facts, included in this press release are forward-looking statements. Forward-looking statements are not guarantees of future performance. They involve risk, uncertainties and assumptions including risks discussed under "Risks Associated With Dragon Pharmaceutical" in the Company's annual report on Form 10-KSB, SEC File No.: 0- 27937 and other documents filed with the SEC. The Company does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

The foregoing may be deemed to be offering materials of Dragon and Oriental Wave in connection with their business combination pursuant to and subject to the conditions set forth in a Share Purchase Agreement dated June 11, 2004 among Dragon and the shareholders of Oriental Wave. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC") and Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Dragon and Oriental Wave shareholders are urged to read the proxy statement/prospectus that Dragon will file with the SEC in connection with the proposed business combination because it will contain important information about Dragon, Oriental Wave and related matters. Dragon and its directors and executive officers may be deemed to be participants in Dragon's solicitation of proxies from Dragon shareholders in connection with the proposed business combination. Information regarding the participants and their security holdings can be found in Dragon's most recent Form 10-KSB filed with the SEC, which is available from the SEC and Dragon as described below, and the proxy statement/prospectus when it is filed with the SEC. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from Dragon as follows:

Garry Wong
Dragon Pharmaceutical, Inc
1900 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

In addition to the proposed proxy statement/prospectus, Dragon files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Dragon at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Dragon filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

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